                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Kindred Healthcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   494580 10 3
                                  -------------
                                 (CUSIP Number)

                                December 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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---------------------                                          -----------------
CUSIP No. 494580 10 3                 13G/A                    Page 2 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ventas Realty, Limited Partnership.
           I.R.S. Identification No. [                     ]
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,080,314
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                            1,080,314
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,080,314 (as of January 22, 2002)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.2% (as of January 22, 2002)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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---------------------                                          -----------------
CUSIP No. 494580 10 3                 13G/A                    Page 3 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ventas, Inc.
           I.R.S. Identification No. [                     ]

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,080,314
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                            1,080,314
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,080,314 (as of January 22, 2002)
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.2% (as of January 22, 2002)
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).          Name of Issuer:
---------           --------------

                    Kindred Healthcare, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    Kindred Healthcare, Inc.
                    680 South Fourth St.
                    Louisville, Kentucky 40202

Items 2(a),         Name of Person Filing; Address of Principal
-----------         -------------------------------------------
(b) and (c)         Business Office; and citizenship:
-----------         ---------------------------------

                    This statement is filed by and on behalf of
                    (a) Ventas, Inc., a Delaware corporation
                    ("Ventas") and (b) Ventas Realty, Limited
                    Partnership, a Delaware limited partnership
                    ("Ventas Realty"). Ventas is the general partner of Ventas Realty and the sole member of the only limited partner of Ventas Realty; therefore, Ventas Realty is a wholly owned subsidiary of Ventas. The business address of each of the foregoing is 4360 Brownsboro Road, Suite 115, Louisville, Kentucky 40207-1642.

                    Each of Ventas and Ventas Realty have shared ownership and voting dispositive power with respect to 1,080,314 shares of Common Stock
                    (as defined below).


Item 2(d).          Title of Class of Securities:
---------           ----------------------------

                    Common Stock, par value $0.25 per share (the "Common Stock")

Item 2(e).          CUSIP Number:
---------           ------------

                    494580 10 3

Item 3.             Not Applicable

Item 4.             Ownership:
------              ---------

                     Ventas, Inc.
                     ------------

                    (a)    Amount beneficially owned: 1,080,314
                    shares of Common Stock (as of January 22, 2002).

                    (b)    Percent of Class: 6.2% (as of January 22, 2002).

                    (c)    Number of shares as to which the person has:
                           (i)   Sole power to vote or direct the
                           vote: -0-
                           (ii)  Shared power to vote or direct the
                           vote:   1,080,314
                           (iii) Sole power to dispose of or direct the disposition of: -0-
                           (iv)  Shared power to dispose of or
                           direct the disposition of: 1,080,314

                    Ventas Realty, Limited Partnership
                    ----------------------------------

                    (a)    Amount beneficially owned: 1,080,314
                    shares of Common Stock (as of January 22, 2002).

                    (b)    Percent of Class: 6.2% (as of January 22, 2002).

                    (c)    Number of shares as to which the person has:
                           (i)   Sole power to vote or direct the
                           vote: -0-
                           (ii)  Shared power to vote or direct the
                           vote:   1,080,314
                           (iii) Sole power to dispose of or direct the disposition of: -0-
                           (iv)  Shared power to dispose of or
                           direct the disposition of: 1,080,314

Item 5.             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    Not Applicable.

Item 6.             Ownership of More than Five Percent on Behalf
-------             ---------------------------------------------
                    of Another Person:
                    ------------------

                    Not Applicable

Item 7.             Identification and Classification of the
------              ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Ventas Realty received the shares being reported on this
                    Schedule 13G by Ventas. Ventas is the general partner of Ventas Realty and Ventas Realty is a wholly owned subsidiary of Ventas.

Item 8.             Identification and Classification of
------              -------------------------------------
                    Members of the Group:
                    --------------------

                    Not Applicable

Item 9.             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable

Item 10.            Certification:
-------             -------------

                    Not Applicable

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2002


                                         VENTAS, INC.

                                         By: /s/ T. Richard Riney
                                             ------------------------------
                                             Name:  T. Richard Riney
                                             Title: Executive Vice President and
                                                    General Counsel

                                         VENTAS REALTY, LIMITED PARTNERSHIP
                                         By: Ventas, Inc., its General Partner

                                         By: /s/ T. Richard Riney
                                             ------------------------------
                                             Name:  T. Richard Riney
                                             Title: Executive Vice President and
                                                    General Counsel